June 16, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Beverages, Apparel and Health Care

    Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Cathey Baker

Re:	Cott Corporation
Registration Statement on Form S-3
Filed on May 29, 2009
File No. 333-159617

Dear Ms. Baker:

Pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) of Cott Corporation, a Canadian Corporation (the “Company”). A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The amendment to the Registration Statement reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Jerry Fowden, Chief Executive Officer of the Company, dated June 15, 2009, from the staff of the Commission (the “Staff”). The numbered paragraphs below set forth the Staff’s comments together with our response.

Cott Corporation

June 16, 2009

Signatures

1.        Please include the signature of your controller or principal accounting officer for each registrant. If the controller or principal accounting officer has signed the form, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed. See the Instructions to the Signatures section of Form S-3.

Response: In response to the Staff’s comment, the Company has amended the Registration Statement to indicate on each signature page that the appropriate principal accounting officer has signed the Registration Statement.

Exhibits

2.        We note that you identify each of Exhibits 4.3 and 4.4, to be filed by amendment, as a “form of indenture” between the company and a trustee, providing for the issuance of senior and subordinated debt, respectively. Please confirm that you will file these documents by pre-effective amendment.

Response: In response to the Staff’s comment, the Company has filed Exhibits 4.3 and 4.4 to the Registration Statement by pre-effective amendment thereto dated as of today’s date.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (813) 313-1724.

Sincerely,

/s/	Matthew A. Kane, Jr.
Matthew A. Kane, Jr. General Counsel

cc:	Christian O. Nagler, Esq.